EXHIBIT 4.3

RESUMPTION COMPENSATION AGREEMENT

The major terms of the Resumption Compensation Agreement are as follows:

Dates	April 19, 2018

Parties	The Purchaser:	(1) the GLDC;

	The Vendors:	(2) the Company; and (3) the Other Vendors
To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the GLDC, the Other Vendors and their respective ultimate beneficial owners are independent third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Information on the Land

The Land has a total area of approximate 170,688 sq. m., of which the Relevant Land Parcel owned by the Company is initially determined to account for approximately 37,116.63 sq. m.

The actual areas of the Land and the Relevant Land Parcel owned by the Company are subject to the Surveying and Mapping Technical Document.

The Land is currently used as industrial land and is proposed to be re-designated as commercial, residential and business and production land.

Resumption compensation

The GLDC agrees to pay an one-off compensation to the Company and the Other Vendors in accordance with the principle set out in the Resumption Notice. The initial total compensation is RMB6 billion (subject to adjustments), of which the initial Compensation Amount Payable to the Company is RMB 1,304,717,363.49 (subject to adjustments).

The final Compensation Amount Payable to the Company will be adjusted and determined based on the ratio of the actual area of the land that the Company hands over for resumption to the actual total area of the Land for resumption.

Such compensation amount covers the compensation for the land to be resumed under the Resumption Compensation Agreement, the buildings erected thereon and fixture attached thereto, relocation and temporary rehousing, loss from disruption of business and production, demolition costs and fees incurred from restoration of the land.

Conditions on payment of the resumption compensation

The GLDC will pay the Compensation Amount Payable to the Company in the following manner:

1)  40% of the Compensation Amount Payable to the Company, being RMB 521,886,945.40, shall be paid within 30 days after the Resumption Compensation Agreement becoming effective and having been approved by the Guangzhou Municipal Development and Reform Commission (廣州市發展改革委員會).

2)  5% of the Compensation Amount Payable to the Company, being RMB 65,235,868.18, shall be paid within 30 days after the proposals in respect of the demolition and relocation of the housing-reform houses on the Land having been finalized and having been confirmed by the GLDC.

3)  10% of the Compensation Amount Payable to the Company, being RMB 130,471,736.35, shall be paid within 30 days after the work involving employee relocation, clearance of tenants, relocation of equipment, removal of buildings (except housing-reform houses) on and fixtures to the Land having been completed and having been confirmed by the GLDC.

4)  15% of the Compensation Amount Payable to the Company, being RMB195,707,604.52, shall be paid within 30 days upon the completion of the removal and compensation of the relocation of the housing-reform houses on the Land and the deregistration of the land and buildings erected thereon as well as fixtures attached thereto.

5)  Depending on the results of the initial environmental investigation of the Land:

a)  in case the Land is found to be uncontaminated, 15% of the Compensation Amount Payable to the Company, being RMB195,707,604.52, shall be paid within 30 days after reply from the relevant government authority in relation to the report on the initial environmental investigation having been obtained and having been confirmed by the GLDC;

b)  in case the Land is found to be contaminated, 10% of the Compensation Amount Payable to the Company, being RMB130,471,736.35, shall be paid within 30 days after reply from the relevant government authority in relation to the implementation proposal on contamination control and restoration works having been obtained and having been confirmed by the GLDC.

6)  the remaining balance of the final Compensation Amount Payable to the Company as confirmed by GLDC shall be paid within 30 days after the handover of the Land.

1	DEFINITIONS

The following expressions have the following meanings, unless the context requires otherwise:

“Company”	Guangshen Railway Company Limited(廣深鐵路股份有限公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on the Stock Exchange, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Compensation Amount Payable to the Company”	the amount of compensation payable to the Company by the GLDC in respect of the Relevant Land Parcel owned by the Company pursuant to the Resumption Compensation Agreement

“Directors”	the directors of the Company

“GLDC”	Guangzhou Land Development Center (廣州市土地開發中心), a public institution under the Guangzhou Land Resources and Planning Commission (廣州市國土資源和規劃委員會)

“Group”	the Company and its subsidiaries

“H Share”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the Stock Exchange, denominated in Hong Kong dollar

“Land”	the land located at the intersection between Guangyuan East Road (廣園東路) and Keyun Road (科韻路) with its boundaries reaching Keyun Road (科韻路) in the east, Guangyuan Road (廣園路) in the south, Huanan Expressway (華南快速) in the west and Wushan Road (五山路) in the north and a total area of approximately 170,688 sq. m.

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Other Vendors”	two subsidiaries of a state-owned enterprise in the PRC that is principally engaged in the provision of integrated service in relation to railway operation industry and steel trading, all of which are independent third party of the Company

“PRC”	the People’s Republic of China and in this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“Relevant Land Parcel owned by the Company”	the land parcel located at Guangzhou East Shipai Old Goods Yard (廣州東石牌舊貨場) with an area initially determined to be approximate 37,116.63 sq. m. owned by the Company

“Resumption Compensation Agreement”	the compensation agreement in relation to the resumption of state-owned land use rights (《國有土地使用權收儲補償協議》) dated April 19, 2018 entered into amongst the GLDC (as purchaser), the Company and the Other Vendors

“Resumption Notice”	Notice on the Publication of the Implementation Plan regarding the Resumption of Land Parcel Located at Guangyuan East Road of China Railway Logistics by the Guangzhou Land Resources and Planning Commission (《廣州市國土資源和規劃委員會關於印發中鐵物流廣園東路地塊徵收儲備實施方案的通知》 )

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of a par value of RMB1.00 each in the share capital of the Company

“sq. m.”	square meter(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Surveying and Mapping Technical Document”	boundary coordinate plans for land use rights (《權屬界址座標附圖》) or the technical reports of land survey and demarcation (《土地勘測定界技術報告書》) to be issued by a qualified surveying and mapping institution

“Transaction”	the proposed handover for resumption to GLDC the land use rights over the Relevant Land Parcel owned by the Company pursuant to the Resumption Compensation Agreement

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